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                                                                      EXHIBIT 12


                          COCA-COLA ENTERPRISES INC.

                      EARNINGS TO COMBINED FIXED CHARGES
                        AND PREFERRED STOCK DIVIDENDS
                         (In millions except ratios)



                                            QUARTER ENDED     SIX MONTHS ENDED
                                          -----------------   -----------------
                                          JUNE 30,  JULY 2,   JUNE 30,   JULY 2,
                                            2000      1999      2000      1999
                                          --------  -------   --------  --------
Computation of Earnings:
  Earnings (loss) from continuing
    operations before income
    taxes.............................     $  187    $   50    $  136    $  (41)
  Add:
    Interest expense..................        194       179       384       361
    Amortization of
      capitalized interest............          0         1         1         1
    Amortization of debt premium/
      discount and expenses...........          7         7        15        15
    Interest portion of rent
      expense.........................          6         8        12        14
                                           ------    ------    ------    ------
Earnings as Adjusted..................     $  394    $  245    $  548    $  350
                                           ======    ======    ======    ======
Computation of Fixed Charges:
  Interest expense....................     $  194    $  179    $  384    $  361
  Capitalized interest................          1         0         1         2
  Amortization of debt premium/
    discount and expenses.............          7         7        15        15
  Interest portion of rent
    expense...........................          6         8        12        14
                                           ------    ------    ------    ------
Fixed Charges.........................        208       194       412       392
Preferred Stock Dividends (a).........          1         1         2         2
                                           ------    ------    ------    ------
Combined Fixed Charges and
  Preferred Stock Dividends...........     $  209    $  195    $  414    $  394
                                           ======    ======    ======    ======

Ratio of Earnings to Fixed
  Charges (c).........................       1.90      1.26      1.33       (b)
                                           ======    ======    ======    ======
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends (c).................       1.89      1.25      1.32       (b)
                                           ======    ======    ======    ======

(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.

(b) Earnings for the six months ended July 2, 1999 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $42 million and $44 million, respectively.

(c) Ratios were calculated prior to rounding to millions.